[Chapman and Cutler LLP Letterhead]

April 27, 2016

VIA EDGAR CORRESPONDENCE
Ms. Deborah O’Neil
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:Elkhorn ETF Trust (the “Trust”)
File Nos. 811-22926 and 333-201473

Dear Ms. O’Neal:

This letter responds to your comments regarding the registration statement filed on Form N-1A for the Trust with the Securities and Exchange Commission (the “Commission”) on November 10, 2015 (the “Registration Statement”).  The Registration Statement relates to the Elkhorn RAFI Commodity Strategy ETF (formerly known as “Elkhorn RAFI Commodity ETF”) (the “Fund”), a series of the Trust.  Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 - General Comment - Name

Please delete “RAFI” from the name of the Fund since RAFI is neither the index nor the advisor to the Fund.

Response to Comment 1

The Fund’s proposed name, as amended, the “Elkhorn RAFI Commodity Strategy ETF”, reflects the Fund’s underlying benchmark index, the Dow Jones RAFI Commodity Index (the “Index”).  The Fund will seek excess return above the Index solely through the active management of a short duration portfolio of highly liquid, high quality bonds.  Typically, an index fund will invest primarily in the component securities of the applicable index in seeking to replicate the performance of an index.  An index fund can generally employ a replication strategy investing in the component securities of the underlying index in the same approximate proportions as the underlying index or a representative sampling strategy in which the index fund will hold some, but not all, the component securities of the underlying index.  In the present case, however, the Fund may not invest all or a significant amount of its assets in the Index instruments without losing its status as an investment company.  Rather, the Fund gains exposure to the Index by investing up to 25% its assets through a wholly-owned subsidiary which invests in a portfolio of exchange-listed commodity futures (the “Futures Instruments”) that seeks to comprise the Index.  In addition to Futures Instruments, the Fund may also invest in commodity-linked instruments, including pooled investment vehicles, exchange-traded funds and other investment companies, and swaps and exchange-traded options on futures contracts, as a means to gain exposure to commodities futures and provide investment returns that seek to be correlated to those of the Index (together with Futures Instruments, “Commodities Instruments”).  The remainder of the Funds assets are invested in (1) short-term investment grade fixed income securities that include U.S. government and agency securities, sovereign debt obligations of non-U.S. countries and repurchase agreements, (2) money market instruments, (3) cash and other cash equivalents (the “Fixed Income Securities”).  These Fixed Income Securities are also not component securities of the Index.  Accordingly, the Fund’s advisor actively manages the Commodities Instruments investments of the Subsidiary to generally comprise the Index and actively manages the Fixed Income Securities in its discretion to collateralize Commodities Instruments and to exceed returns, before expenses, as that achieved by the performance of the Index.

Section 35(d) of the Investment Company Act 1940, as amended (the “1940 Act”) provides that it will be unlawful for any fund to adopt as a part of its name any word or words that the SEC finds are materially deceptive or misleading.1  Section 35(d) of the 1940 Act further authorizes the SEC, by rule, regulation or order, to define such names or titles that are materially deceptive or misleading.2   In the release adopting Rule 35d-1 under the 1940 Act (the “Adopting Release”), the SEC stated that it was using its authority under Section 35(d) to address certain fund names that are likely to mislead an investor about a fund’s investment emphasis.3  When the SEC adopted Rule 35d-1 under the 1940 Act, it specifically codified certain names that it deemed to be materially deceptive or misleading, unless the fund has adopted a policy to normally invest at least 80% of the value of its assets in the type of investments suggested by its name.  For example, among those are names that suggest investments in certain countries or geographic regions and tax-exempt funds.  However, the rule did not include references to indexes in the categories of fund names that must include an 80% test.  In fact, in the Adopting Release, the SEC explicitly stated that “Rule 35d-1, as adopted, does not codify positions of the Division of Investment Management with respect to investment company names including the terms . . . ‘index’ . . .  .”4  Although indexes are not specifically codified in Rule 35d-1, and the term “index” is not in the Fund’s proposed income, the Rule provides that, for purposes of Section 35(d) of the 1940 Act, a fund name may be materially deceptive and misleading if it suggests that the fund focuses its investments in a particular type of investment, unless the fund has adopted a policy to normally invest at least 80% of the value of its assets in the type of

1	See 15 U.S.C. §80a-35(d).

2	See Id.

3	See Investment Company Names, SEC Release No. IC-24828 (Jan. 17, 2001) at Sec. I.

4	Adopting Release at Sec. II.C.1.

investments suggested by its name.5  In addition, with respect to the term “index,” the SEC acknowledges a Division position in footnote 42 of the Adopting Release, although apparently also noting that the position was earlier rescinded, that the term “index” suggests a focus on a particular type of investment, and funds that use this term will be subject to the 80% investment requirement of the Rule.6

Notwithstanding the statement in footnote 42 of the Adopting Release, the SEC and the staff have also explained that Rule 35d-1 does not apply to fund names that incorporate terms that connote investment strategies as opposed to investments.7  The Registrant believes that the inclusion of “Strategy” in the Fund’s name along with the reference to the name of the Index Provider connotes an investment strategy, and is thus sufficient to clearly signal to investors the Fund’s investment strategy.  The Registrant believes that the terms included in the Fund’s name appropriately designates to investors a proprietary investment strategy designed to seek to generate performance similar to that of the Index and, as result, the Fund’s name is not misleading to investors.  Although, as described above, the Registrant does not believe that Rule 35d-1 applies, the Registrant recognizes that a particular fund name may still be misleading under the antifraud provisions of the federal securities laws.  The SEC and staff have stated that in determining whether a particular name is misleading, the Registrant acknowledges that the Division of Investment Management will consider whether a name would lead a reasonable investor to conclude that the fund invests in a manner that is inconsistent with the fund’s intended investments or risks of those investments.  In addition, the SEC stated in the Adopting Release that it believes that investors should not rely on a fund’s name as the sole source of information about the fund’s investments and risks.  Under these standards, the Registrant does not believe that the Fund’s proposed name is misleading.  We additionally refer to similar actively-managed exchange traded funds that contain the name of its respective benchmark provider in the name of the Fund.8

5	See 17 CFR §270.35d-1(a)(2).

6	See Adopting Release at n. 42.

7
For example, terms such as “growth” and “value” are explicitly acknowledged in the Adopting Release as connoting investment strategies, and are not subject to the Rule.  See Adopting Release at Sec. II.C.1. See also Frequently Asked Questions About Rule 35d-1 (Dec. 4. 2001) at Question 8 (the term “tax-sensitive” connotes a type of investment strategy rather than a focus on a particular type of investment, and is not subject to the rule).

8
See, e.g. First Trust Morningstar Managed Futures Strategy Fund (1933 Act Registration No. 333-181507; 1940 Act Registration No. 811-22709); PowerShares DB Optimum Yield Diversified Commodity Strategy Portfolio. (1933 Act Registration No. 333-193135; 1940 Act Registration No. 811-22927).

Comment 2 - General Comment - Name

Consider adding the word “Strategy” in the name of the Fund unless the Fund intends to comply with the Rule 35d-1 of the Investment Company Act of 1940 (the “1940 Act”).

Response to Comment 2

In accordance with this comment, the Fund proposes that it change its name to “Elkhorn RAFI Commodity Strategy ETF.”

Comment 3 – General Comment - Compliance

Please confirm that the Fund is in compliance with its ETF order (Investment Company Act of 1940 Release No. 31158, July 15, 2014).

Response to Comment 3

The Fund confirms that the Fund will be in compliance with its ETF order.

Comment 4 – Investment Objective

Please clarify whether the Fund intends to exceed the Benchmark before or after Fund expenses are taken into account.

Response to Comment 4

The Fund intends to exceed the Index before Fund expenses are taken into account.  The Fund has made clarifying statements in the section entitled “Principal Investment Strategies” in the prospectus to this effect.  The second sentence of the first paragraph of the section entitled “Principal Investment Strategies” has been revised as set forth below:

“The Fund will seek excess return above the Benchmark, before Fund expenses are taken into account, solely through the active management of a short duration portfolio of highly liquid, high quality bonds.”

Comment 5 - Investment Objective

Please confirm that Fund will seek excess return above the Benchmark solely through the active management of a short duration portfolio of highly liquid, high quality bonds.

Response to Comment 5

The Fund confirms that it will seek excess return above the Index solely through the active management of a short duration portfolio of highly liquid, high quality bonds.

Comment 6 – Investment Objective

The following statement is not an investment objective and should be removed from the “Investment Objective” section of the prospectus.

“The Fund will seek excess return above the Benchmark solely through the active management of a short duration portfolio of highly liquid, high quality bonds.”

Response to Comment 6

The Investment Objective has been revised to state the following:

“The Elkhorn RAFI Commodity Strategy ETF seeks to provide investors with total return.”

Comment 7 - Fees and Expenses of the Fund

At least a week before the Registration Statement becomes effective, please file an EDGAR correspondence with complete fee table information, which includes annual fund operating expense and management fee information, which is considered material under Rule 405 of the Securities Act of 1933.

Response to Comment 7

The requested fee table information is set forth below.  Also, the prospectus disclosure has been revised to include the fee table information, which will be filed in the amended Registration Statement.

Comment 8 - Fees and Expenses of the Fund

Please confirm that all acquired fund fees and expenses will be included in the fee table.

Response to Comment 8

The Fund confirms that all acquired fund fees and expenses will be included in the fee table, if applicable.

Comment 9 - Fees and Expenses of the Fund

Please move the footnote to the Annual Fund Operating Expenses table to directly beneath the table.

Response to Comment 9

Pursuant to the Staff’s request, the footnote to the fee table has been moved to directly beneath the table.

Comment 10 - Principal Investment Strategies

The second paragraph of the section entitled “Principal Investment Strategies” is overly technical for the summary section of the prospectus.  Please provide a short, plain English summary of the information contained in this paragraph.

Response to Comment 10

Pursuant to the Staff’s request, the second paragraph of the section entitled “Principal Investment Strategies” of the prospectus as been revised to state the following:

“The Benchmark is a version of the Dow Jones Commodity Index, a broad-market commodity index with equally weighted sectors and liquidity weighted commodities.  The Benchmark uses a combination of price momentum and “roll yield” to over or underweight the commodities held in the Dow Jones Commodity Index.  Roll yield refers to the amount of return generated by “rolling” a futures contract.  The Benchmark regularly purchases and subsequently sells prior to expiration, i.e. “rolls,” individual commodity futures contracts so as to maintain a fully invested position.  This frequent buying and selling of futures contracts, in addition to attempts by the Fund to rebalance its exposure to various market sectors, may cause the Fund to experience higher levels of portfolio turnover.  Currently, the Benchmark consists of twenty-four commodities across three sectors: energy, agriculture and livestock and metals.”

Comment 11 – Additional Information About the Fund’s Investment Objective and Strategies

Please specify the date on which the Index was created.

Response to Comment 11

Pursuant to the Staff’s request, the disclosure has been revised to include the following sentence in the sixth paragraph of the section entitled Additional Information About the Fund’s Investment Objective and Strategies – Principal Investment Strategies in the prospectus:

“The inception date of the Benchmark was September 10, 2014.”

Comment 12 - Principal Investment Strategies

Please confirm that the Funds’ derivatives disclosure is consistent with the SEC staff’s guidance as articulated in Barry Miller’s letter to the Investment Company Institute (Letter to Ms. Karrie McMillan, General Counsel, Investment Company Institute, from Mr. Barry Miller, Associate Director, Office of Legal and Disclosure, Derivatives-Related Disclosure by Investment Companies (July 30, 2010)(the “ICI Derivatives Letter”).

Response to Comment 12

We believe that the Funds’ derivatives-related disclosure is consistent with the substantive guidance in the ICI Derivatives Letter.

Comment 13 – Controlled Foreign Corporation Comments

Please disclose that the Fund and the wholly-owned Cayman Islands subsidiary (the “Subsidiary”) will meet the requirements, on a consolidated basis, of Section 8 of the 1940 Act regarding investment policies and restrictions and Section 18 of the 1940 Act regarding capital structure and leverage.

Response to Comment 13

For purposes of monitoring compliance with the 1940 Act, including Section 8 and Section 18, as well as the Fund’s investment restrictions, the Fund will consider the assets of the Subsidiary to be the assets of the Fund.  In addition, the Fund and the Subsidiary will meet the requirements of the 1940 Act on a consolidated basis concerning capital structure and leveraging.

Comment 14 - Controlled Foreign Corporation Comments

Please disclose that each investment advisor to the Subsidiary will comply with Section 15 of the 1940 Act regarding investment advisory contracts relating to investment advisors of the Fund under Section 2(a)(20) of the 1940 Act.  If the Fund and the Subsidiary have the same investment advisor, for the purpose of complying with the requirements of Section 15(c) of the 1940 Act, the review of the Fund’s and the Subsidiary’s advisory agreements may be combined.

In addition, the investment advisory agreement between the Subsidiary and the investment advisor is a material contract that should be included as an exhibit to the Registration Statement.

Response to Comment 14

The Fund confirms that the investment advisor to the Fund (the “Advisor”) will also serve as the investment advisor to the Subsidiary.  The Advisor and the Subsidiary will enter into an investment advisory agreement setting forth the services to be performed by the Advisor, the fees to be paid for such services and related matters.

Because the Subsidiary is not registered as an investment company under the 1940 Act, the investment agreement between the Subsidiary and the Advisor is not subject to the requirements of Section 15 of the 1940 Act; however, the services performed by the Advisor nevertheless will be subject to review by the board of trustees of the Fund (the “Board”), including the independent trustees, in connection with the Board’s annual review of the Fund’s investment advisory contract with the Advisor.  Thus, the Fund respectfully submits that this disclosure is neither necessary nor appropriate in the context of the Fund, and respectfully declines to provide this disclosure.  We note supplementally that this position is consistent with past Staff positions related to the use of controlled foreign corporations, such as the Subsidiary, by registered investment companies.9

In addition, the Fund does not consider the agreement with the Subsidiary to be a material agreement of the Fund (which is not a party to the agreement) such that it need be filed as an exhibit to the Fund’s registration statement.  We note that the investment advisor to the Subsidiary is the same entity that serves as the investment advisor to the Fund, and the agreement relating to those services will already be filed as an exhibit to the Fund’s registration statement.

Comment 15 - Controlled Foreign Corporation Comments

Confirm that the Subsidiary will comply with the affiliated transactions and custody rules as set forth in Section 17 of the 1940 Act and identify the custodian of the Subsidiary.

Response to Comment 15

For purposes of monitoring compliance with the 1940 Act, including Section 17, and the Fund’s investment restrictions, the Fund will consider the assets of the Subsidiary to be assets of the Fund.  The Subsidiary will have the same custodian as the Fund, The Bank of New York

9	See, eg. South Asia Portfolio, Commission No-Act Letter (March 12, 1997).

Mellon.  The Fund undertakes that it will not use the Subsidiary to evade the provisions of the 1940 Act.

Comment 16 - Controlled Foreign Corporation Comments

Disclose whether the Fund has received a private letter ruling stating that undistributed income from the Subsidiary is qualified income.  If not, provide the basis for how the Fund is making the determination that the undistributed income is qualified.

Response to Comment 16

The Fund will not solicit a private letter ruling from the Internal Revenue Service stating that undistributed income from the Subsidiary is qualified income.  Instead, the Fund will obtain an opinion of counsel stating that income received by the Fund from the Subsidiary’s investments in exchange-traded commodity futures contracts, centrally cleared and non-centrally cleared swaps, exchange-traded options on futures contracts and exchange-traded commodity linked instruments will constitute “qualifying income” under the Internal Revenue Code of 1986 (the “Code”) when distributed and should constitute “qualifying income” under the Code when undistributed.

Comment 17 - Controlled Foreign Corporation Comments

Disclose any of the Subsidiary’s principal investment strategies or risks of the Subsidiary that will constitute principal investment strategies or risks of the Fund.  The principal strategies and principal risk disclosures of a Fund that invests in a controlled foreign corporation shall reflect aggregate operations of the Fund and the Subsidiary.

Response to Comment 17

The Subsidiary generally employs the same investment strategy as the Fund with respect to the commodity portion of the Fund’s portfolio, except that, as disclosed in the prospectus, the Subsidiary may invest without limitation in commodities instruments.  The Fund thus confirms that the Subsidiary’s principal investment strategies and principal risks will be the same as those of the Fund and that the principal investment strategies and principal risk disclosures in the Fund’s prospectus reflect the aggregate operations of the Fund and the Subsidiary, as applicable.

Comment 18 - Controlled Foreign Corporation Comments

Please confirm in an EDGAR correspondence that the financial statements of the Fund and the Subsidiary will be consolidated.

Response to Comment 18

The Fund confirms that the financial statements of the Fund and the Subsidiary will be consolidated.

Comment 19 - Controlled Foreign Corporation Comments

Please confirm in an EDGAR correspondence that the Subsidiary’s management fee, including any performance fee, will be included in the “Management Fee” line item in the Annual Fund Operating Expense Table and that any other expenses charged to shareholders in connection with the operation of the Subsidiary will be reflected in the “Other Expenses” line item in the Annual Fund Operating Expense Table.

Response to Comment 19

The Fund confirms that the Subsidiary will not be charged a management fee or performance fee, and that any other expenses charged to shareholders in connection with the operation of the Subsidiary will be reflected in the “Other Expenses” line item in the Annual Fund Operating Expense Table.

Comment 20 - Controlled Foreign Corporation Comments

Please confirm in an EDGAR correspondence that the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

Response to Comment 20

The Fund confirms that the Subsidiary and its board of directors will designate an agent for service of process in the United States.

Comment 21 - Controlled Foreign Corporation Comments

Please confirm in an EDGAR correspondence that the Subsidiary will hold duplicate copies of the books and records of the Subsidiary and that the SEC will be able to inspect such books and records as required by Section 19 of the 1940 Act.

Response to Comment 21

The Fund confirms that the Subsidiary will hold duplicate copies of the books and records of the Subsidiary and that the SEC will be able inspect such records.

Comment 22 - Principal Investment Strategies

If the statement that the Fund will invest up to 25% of its total assets in the Subsidiary is true, please clarify that the investments of the Subsidiary are expected to be leveraged.

Response to Comment 22

The Fund does not seek to obtain a multiple return on the Index, and will not endeavor to provide leveraged returns to shareholders.  The Principal Investment Strategies section of the Prospectus has been revised to reflect that the Fund’s investments in cash and high quality collateral securities will provide sufficient asset coverage to cover, or provide margin to the Subsidiary’s investments in the Commodities Instruments.  The Fund does not seek leveraged returns; however, the Fund’s use of instruments to collateralize the Subsidiary’s investments in Commodity Instruments have a leveraging effect and is a means to achieve the investment performance of the Benchmark.

Comment 23 - Principal Investment Strategies

The disclosure states that the Fund will use its investments in short-term investment grade fixed income securities that include U.S. government and agency securities, corporate debt obligations and repurchase agreements; money market instruments; certain bank instruments; and cash other equivalents to exceed the performance of the Benchmark should be revised to state that the Fund will use these instruments to see to exceed the performance of the Benchmark.

Response to Comment 23

Pursuant to the Staff’s request, the disclosure has been revised to state the following:

“The remainder of the Fund’s assets will primarily be invested in: (1) short-term investment grade fixed income securities that include U.S. government and agency securities, corporate debt obligations and repurchase agreements; (2) money market instruments; (3) certain bank instruments and (4) cash and other cash equivalents.  The Fund uses such instruments as investments to seek to exceed the performance of the Benchmark and to collateralize the Subsidiary’s Commodities Instruments exposure on a day-to-day basis.”

Comment 24 - Principal Investment Strategies

Please remove the Fund’s concentration policy from the summary section of the prospectus.

Response to Comment 24

Pursuant to the Staff’s request, the Fund’s concentration policy has been removed from the summary section of the prospectus and added as the last paragraph of the section entitled Additional Information About the Fund’s Investment Objective and Strategies – Principal Investment Strategies.

Comment 25 - Principal Investment Strategies and Principal Risks

The prospectus includes a frequent trading risk.  To the extent that frequent trading is a component of the Fund’s strategies, please revise the disclosure accordingly.

Response to Comment 25

In accordance with this comment, the disclosure has been revised to include the following sentence in the second paragraph of the section entitled “Principal Investment Strategy”:

“This is known as “rolling” and may be done frequently by the Fund throughout the year so as to maintain a fully invested position.  This frequent buying and selling of futures contracts, in addition to attempts by the Fund to rebalance its exposure to various market sectors, may cause the Fund to experience higher levels of portfolio turnover.”

Comment 26 - Principal Investment Strategies and Principal Risks

Please state that the Fund is not diversified and include any corresponding risks.

Response to Comment 26

The Fund respectfully takes the position that the risk disclosure included on page 8 of the prospectus constitutes adequate disclosure regarding the risk of investing in a non-diversified fund.

Comment 27 – Principal Investment Strategies and Principal Risks

In an EDGAR correspondence, provide disclosure that to the extent that the Fund will write credit default swaps, the Fund will segregate the full notional amount of the credit default swaps to cover the obligation.

Response to Comment 27

The Fund does not intend to write credit default swaps.

Comment 28 – Fund Investments

For the sake of clarity, please re-word the following sentence:

“However, the Fund will generally seek to hold similar instruments to the following, which are corn, cocoa, WTI crude oil, brent crude oil, cotton, feeder cattle, gold, NY Harbor ULSD, coffee, HRW wheat, aluminum, live cattle, lean hogs, lead, nickel, copper, zinc, natural gas, gasoil, soybeans, sugar, silver, SRW wheat and “RBOB” gasoline.”

Response to Comment 28

Pursuant to the Staff’s request, the sentence has been revised to state the following:

“However, the Fund will generally seek to hold instruments that are similar to the holdings of the Benchmark.  These instruments will provide exposure to the following commodities: corn, cocoa, WTI crude oil, brent crude oil, cotton, feeder cattle, gold, NY Harbor ULSD, coffee, HRW wheat, aluminum, live cattle, lean hogs, lead, nickel, copper, zinc, natural gas, gasoil, soybeans, sugar, silver, SRW wheat and “RBOB” gasoline.”

Comment 29 – Management of the Fund

Please state the basis for the Fund’s determination that the leadership structure of the Fund is appropriate given that the specific facts and circumstances of the Fund.  Please state why the structure of the Fund is appropriate without a lead independent trustee.

Response to Comment 29

As stated in the second paragraph of the section entitled “Management of the Fund – Unitary Board Leadership Structure” in the statement of additional information, the unitary board structure was adopted for the Elkhorn Funds because of the efficiencies it achieves with respect to the governance and oversight of the Elkhorn Funds.  Each Elkhorn Fund is subject to the rules and regulations of the 1940 Act (and other applicable securities laws), which means that many of the Elkhorn Funds face similar issues with respect to certain of their fundamental activities, including risk management, portfolio liquidity, portfolio valuation and financial reporting.  Because of the similar and often overlapping issues facing the Elkhorn Funds, including among any such exchange-traded funds, the Board of the Elkhorn Funds believes that maintaining a unitary board structure promotes efficiency and consistency in the governance and oversight of all Elkhorn Funds and reduces the costs, administrative burdens and possible conflicts that may result from having multiple boards.  In adopting a unitary board structure, the Trustees seek to provide effective governance through establishing a board the overall composition of which, as a body, possesses the appropriate skills, diversity, independence and experience to oversee the Fund’s business.

***

* * *

Tandy Acknowledgment

In connection with the Trust’s Registration Statement, the Trust acknowledges that;

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments in the fillings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (312) 845-3273 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By: /s/ Walter Draney Walter Draney